UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
A Show For A Change, Inc

Legal status of issuer

Form
Delaware Public Benefit Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
01/08/2019

Physical   address   of   issuer
1025 E 37th St, Long Beach, CA, USA 90807

Website of issuer
http://ashowforachange.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 18, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	As of inception (January 8, 2019)	Prior fiscal year-end (2018)

Total Assets	$79	n/a
Cash & Cash Equivalents	$79	n/a
Accounts Receivable	$407	n/a
Short-term Debt	$0	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a
Net Income	-$407	n/a

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 15, 2019

A Show For A Change, Inc



Up to $1,070,000 of Crowd Notes

A Show For A Change, Inc ("A Show For A Change", "ASFAC", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 18, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by October 18, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 11, 2019 will be permitted to increase their subscription amount at any time on or before October 18, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after October 11, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 11, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at https://ashowforachange.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/a.show.for.a.change

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A Show For A Change, Inc., a Delaware Public Benefit Corporation, was incorporated in 2019 and is headquartered in Long Beach, California.
.
The Company's website is http://ashowforachange.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/a.show.for.a.change and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 18, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 7 and 13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key team members. In particular, the Company is dependent on Jared Milrad. Currently there are no full-time employees in the Company. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company does not have an employment contract in place with any of its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these team members were to leave the Company, the Company might not have any ability to prevent them from joining a direct competitor, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's cash position is relatively weak. The Company currently has only $986 in cash balances as of August 12, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The CEO will be paid a high salary post-raise. The Company's CEO is not currently being paid a salary. However, post-raise, his planned salary will be high relative to the stage of the Company's business, and his personnel costs will represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company has conducted transactions with a related-party. The Company's CEO loaned $10,000 to the Company, without executing a formal agreement. Although he will not be paid back with the proceeds of this Offering, he will be paid $2,000 per month for 5 months when Company generates a gross revenue of $10,000 or greater in any month. No interest will be assessed.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 60% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
A Show For A Change is an impact entertainment company that aims to change the world through the power of story. Introducing Movikarma, our global distribution platform that transforms entertainment into action.
The multi-billion-dollar entertainment and charity industries are ripe for a distribution platform that engages audiences and drives impact. Fragmentation in media and entertainment limits connectivity between conscious consumers and filmmakers, while brands, influencers, and charities seek to connect with those same consumers. Recent changes in federal law policy have reduced charitable giving and shrunk the number of households claiming a charitable gift by over half.
That's where Movikarma comes in. We are building a like-minded community and enabling our audience to support the causes and creators connected to the content they care about most.
Movikarma is a powerful mobile and web impact entertainment platform with numerous revenue streams, including subscriptions, advertising, in-platform donations, and purchases of sustainable products.
We deliver inspiring films and with a call to action and empower you to make an impact. Donate to a charity or support a conscious filmmaker - it's all part of the Movikarma experience.
Movikarma has acquired award-winning content - like our exclusive Oscar-nominated film, ASAD - that will move and inspire you to act, while also supporting independent filmmakers who are changing the world.
We already have traction, including relationships with Hollywood influencers, global charities, and leading brands with a mission. While most of our platform and IP was built in-house, we're proud to partner with TopFan, a leading tech partner that built fan engagement platforms for Fox, Lionsgate, Maroon 5, Carrie Underwood, and many others.
We've built a diverse leadership team with top-notch backgrounds at Fortune 500 companies, including Sony, Warner Bros, Disney, AT&T, Paramount, Endeavor, SAP, Westfield, and T-Mobile.

The Company's Products and/or Services

Created by A Show For A Change, Movikarma is a powerful distribution platform targeted primarily at Gen Z and Millennials that monetizes impact entertainment and accelerates charitable giving. Creates and curates engaging narrative content about compelling causes.
- Partners with mission-aligned brands, influencers and charities, on each project.
- Provides a video streaming platform for consumers that are interested in conscious content and want to make a tangible impact.
- Drives charitable impact and monetization through donation integration and a revenue-sharing model with content creators.

Through a scalable, impact-driven ecosystem, Movikarma aims to:
- Generate revenue and impact via Movikarma subscribers, advertisers, in-platform donations and purchases.
- Deliver an interactive impact-driven distribution platform for high quality, conscious content.
- Provide a micro-fundraising and data-driven platform for charities to promote their cause, raise funds, collect valuable data on donors, and increase their audience.
- Provide a marketing/outreach platform for influencers to promote their cause and increase brand awareness.
- Provide a marketing/impact platform for conscious brands to increase targeted brand awareness and revenue.
- In future iterations, use proprietary technologies, such as AI and VR / AR, to customize each user's experience to maximize engagement and impact, thereby unlocking more benefits for our partners.

Product Features
- Tiered and affordable subscription model starting at $1.99/month and $2.99/month, with a 7 day free trial.
- Advertising model offers users free access and generates revenue from conscious ads.
- Content curated by cause includes films, series, and personality-driven projects.
- Nonprofits, brands, and influencers promote the platform and drive a targeted global audience to our content. Partners receive targeted access to micro-donors, fundraising, merchandising, and analytics.
- Drives impact with a call to action inspiring consumers to contribute to filmmakers and aligned charities.
- Filmmakers submit narrative content for distribution on Movikarma and support a charity of their choice.
- Brands, influencers, and nonprofits sponsor aligned content to increase exposure, awareness and impact while generating revenue.
- Detailed analytics about donors, contributions, and engagement.

Business Model
- Revenue on Movikarma will be generated by subscriptions, advertising, and administrative fees on in-platform donations, contributions to filmmakers, and purchases of sustainable products.
- As it grows, we believe Movikarma will provide numerous additional monetization opportunities, including patents on our donation integration technology, anonymized user data on charitable giving and engagement, a growing user base for advertisers, and exclusive licensing rights in award-winning content.
- Competitive Edge
- Early to Market
- Fresh Approach
- Premium Content
- Tangible Impact
- In-Platform Activation
- Experienced Leadership
- Unique Purpose

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Movikarma is a powerful distribution platform targeted primarily at Gen Z and Millennials that monetizes impact entertainment and accelerates charitable giving.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($300,000)	% if Maximum Amount Raised ($1,070,000)
Technology Management and Maintenance	4.75	4.75	4.75
Marketing	36.11	36.11	36.11
SVOD and AVOD Filmmaker Payouts	13.79	13.79	13.79
Charitable Contribution	0.67	0.67	0.67
Payroll	33.29	33.29	33.29
Insurance and Benefits	6.36	6.36	6.36
Office	3.22	3.22	3.22
Legal Counsel and Fees	1.01	1.01	1.01

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jared Milrad	Founder and President	Managing overall operations, fundraising, business development, technology development, strategy, recruitment, and staff management.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 1 employee.

The Company currently has 9 consultants, 3 interns, and 4 board advisors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	7,725,000	Right to vote on business entity matters, such as electing the board of directors, establishing corporate objectives and policy, and stock splits.	N/A	78.43%	N/A

The Company has the following debt outstanding:

Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Jared Milrad	$10,000	No interest will be assessed. Creditor will be paid $2,000 per month for 5 months when Company generates a gross revenue of	N/A	N/A	N/A	Jared Milrad is the CEO of the Company. He does not plan to be paid back with the proceeds of this offering. He did not sign a formal promissory note with the Company.

		$10,000 or greater in any month.			

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jared Milrad	6,000,000 / Common Stock	60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
A Show For A Change, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company is an impact entertainment company that creates and curates socially conscious content on Movikarma, an impact streaming platform.

Significant Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.
The Company currently has no developed products for commercialization. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Concentrations Risk
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $986 in cash on hand as of August 12, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances.

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company's CEO loaned $10,000 to the Company, without executing a formal agreement. Although he will not be paid back with the proceeds of this Offering, he will be paid $2,000 per month for 5 months when Company generates a gross revenue of $10,000 or greater in any month. No interest will be assessed.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jared Milrad
_____
(Signature)

Jared Milrad
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Jared Milrad
_____
(Signature)

Jared Milrad
_____
(Name)

President
_____
(Title)

August 15, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

A SHOW FOR A CHANGE, INC.

Reviewed Financial Statements For The Period from Inception (January 8, 2019) to January 8, 2019

July 26, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A Show for A Change, Inc.
Long Beach, CA

We have reviewed the accompanying financial statements of A Show For a Change, Inc. (a corporation), which comprise the balance sheet as of January 8, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 26, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

A SHOW FOR A CHANGE, INC
BALANCE SHEET
JANUARY 8, 2019
_____

ASSETS

CURRENT ASSETS

Cash	$	79
TOTAL CURRENT ASSETS		79
TOTAL ASSETS		79

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	407
TOTAL LIABILITIES	407

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized;	79
7,900,000 issued; $0.00001 par value)	
Additional Paid in Capital	-
Retained Earnings (Deficit)	(407)
TOTAL SHAREHOLDERS' EQUITY	(328)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 79

A SHOW FOR A CHANGE, INC
INCOME STATEMENT
FOR THE PERIOD FROM INCEPTION (JANUARY 8, 2019) TO JANUARY 8, 2019
_____

Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
Formation Expense		407
		407
Net Income from Operations		(407)
Net Income	$	(407)

A SHOW FOR A CHANGE, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 8, 2019) TO JANUARY 8, 2019
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(407)
Change in Accounts Payable		407
Net Cash Flows From Operating Activities		-

Cash Flows From Financing Activities

Issuance of Common Stock	79
Net Cash Flows From Investing Activities	79

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		79
Cash at End of Period	$	79

A SHOW FOR A CHANGE, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 8, 2019) TO JANUARY 8, 2019

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at Inception		$ -	$ -	$ -	$ -
Issuance of Stock	7,900,000	79	-		79
Net Income				(407)	(407)
Balance at January 8, 2019		$ 79	$ -	$ (407)	$ (328)

Reviewed- See accompanying notes.

4

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

A Show For A Change, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company is a media production company that strives to create socially conscious content.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is likely to sustain a net operating loss in its first full year of operations, to end on December 31, 2019. Net operating losses, if sustained throughout the year, will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware and income tax filing requirements in California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 26, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website

EXHIBIT D
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and Refugee Rights
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INTRODUCING
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Drama · 2018 · 31 min
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Invest in A Show For A Change

Socially conscious entertainment company

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$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 57d : 05h : 14m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

A Show For A Change is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by A Show For A Change without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Founder & CEO Jared Milrad is a longtime socially conscious advocate. To provide legal services to low-income families, he previously co-founded Civic Legal Corps, which received Letters of Support from U.S. Supreme Court Justice Sandra Day O'Connor (Ret.), Peter Buffett of NoVo Foundation (backed by Warren Buffett), and Harvard Law School Dean Martha Minow.
- Acquired a global library of award-winning impact content, including an Oscar-nominated film and projects recognized at Cannes Film Festival and other global festivals.
- CEO previously worked as a legal associate in the White House during the Obama administration where he researched legal filings and judgments, drafted memoranda on legal and political issues, and analyzed litigation involving associated for-profit and non-profit entities.
- Received 265 submissions from 27 countries for the company's inaugural film festival celebrating socially conscious content that inspires, illuminates, and engages audiences in the transformative power of story.
- Leadership team is composed of consultants and advisors with experience from Fortune 500 companies, including Warner Bros, Disney, MGM, SAP, GE, NFL, William Morris Endeavor, and Goldman Sachs.

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

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A Show For A Change is an impact entertainment company that aims to change the world through the power of story. Introducing Movikarma, our global distribution platform that transforms entertainment into action.

The multi-billion-dollar entertainment and charity industries are ripe for a distribution platform that engages audiences and drives impact. Fragmentation in media and entertainment limits connectivity between conscious consumers and filmmakers, while brands, influencers, and charities seek to connect with those same consumers. Recent changes in federal law policy have reduced charitable giving and shrunk the number of households claiming a charitable gift by over half.

That's where Movikarma comes in. We are building a like-minded community and enabling our audience to support the causes and creators connected to the content they care about most.

Movikarma is a powerful mobile and web impact entertainment platform with numerous revenue streams, including subscriptions, advertising, in-platform donations, and purchases of sustainable products.

We deliver inspiring films and with a call to action and empower you to make an impact. Donate to a charity or support a conscious filmmaker - it's all part of the Movikarma experience.

Movikarma has acquired award-winning content - like our exclusive Oscar-nominated film, ASAD - that will move and inspire you to act, while also supporting independent filmmakers who are changing the world.

We already have traction, including relationships with Hollywood influencers, global charities, and leading brands with a mission. While most of our platform and IP was built in-house, we're proud to partner with TopFan, a leading tech partner that built fan engagement platforms for Fox, Lionsgate, Maroon 5, Carrie Underwood, and many others.

We've built a diverse leadership team with top-notch backgrounds at Fortune 500 companies, including Sony, Warner Bros, Disney, AT&T, Paramount, Endeavor, SAP, Westfield, and T-Mobile.

Become a part of A Show For A Change today and transform entertainment into action on Movikarma.

Pitch Deck


A Show
For A Change
Changing the world through the power of story
Emigration
Depicts the plight of Iranian people who leave their country due to social and political issues.
PLAY
SUPPORT THE FILMMAKER
Director A Hassan Keivan
Causes Immigrant and Refugee Rights
CHARITY PARTNER
International Rescue Committee
DONATE
Popular
NEW THIS WEEK
Proprietary. Copyright (c) by A Show For A Change, Inc. All Rights Reserved.

Product & Service

Product Overview

Created by A Show For A Change, Movikarma is a powerful distribution platform targeted primarily at Gen Z and Millennials that monetizes impact entertainment and accelerates charitable giving.

- Creates and curates engaging narrative content about compelling causes.
- Partners with mission-aligned brands, influencers and charities, on each project.
- Provides a video streaming platform for consumers that are interested in conscious content and want to make a tangible impact.
- Drives charitable impact and monetization through donation integration and a revenue-sharing model with content creators.

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To create a scalable, impact-driven ecosystem, Movikarma aims to:

- Generate revenue and impact via Movikarma subscribers, advertisers, in-platform donations and purchases.

- Deliver an interactive impact-driven distribution platform for high quality, conscious content.

- Provide a micro-fundraising and data-driven platform for charities to promote their cause, raise funds, collect valuable data on donors, and increase their audience.

- Provide a marketing/outreach platform for influencers to promote their cause and increase brand awareness.

- Provide a marketing/impact platform for conscious brands to increase targeted brand awareness and revenue.

- In future iterations, use proprietary technologies, such as AI and VR / AR, to customize each user's experience to maximize engagement and impact, thereby unlocking more benefits for our partners.

Product Features

- Tiered and affordable subscription model starting at $1.99/month and $2.99/month, with a 7 day free trial.

- Advertising model offers users free access and generates revenue from conscious ads.

- Content curated by cause includes films, series, and personality-driven projects.

- Nonprofits, brands, and influencers promote the platform and drive a targeted global audience to our content. Partners receive targeted access to micro-donors, fundraising, merchandising, and analytics.

- Drives impact with a call to action inspiring consumers to contribute to filmmakers and aligned charities.

- Filmmakers submit narrative content for distribution on Movikarma and support a charity of their choice.

- Brands, influencers, and nonprofits sponsor aligned content to increase exposure, awareness and impact while generating revenue.

- Detailed analytics about donors, contributions, and engagement.

Business Model

Revenue on Movikarma will be generated by subscriptions, advertising, and administrative fees on in-platform donations, contributions to filmmakers, and purchases of sustainable products.

As it grows, we believe Movikarma will provide numerous additional monetization opportunities, including patents on our donation integration technology, anonymized user data on charitable giving and engagement, a growing user base for advertisers, and exclusive licensing rights in award-winning content.

Competitive Edge

- Early to Market

- Fresh Approach

- Premium Content

- Tangible Impact

- In-Platform Activation

- Experienced Leadership

- Unique Purpose

Testimonials

"Icon Media is proud to support A Show For A Change and Movikarma."

- Alex Kushneir, co-founder (with Jay Shetty) of Icon Media

"I'm proud to support A Show For A Change and Movikarma, and to provide my Oscar-nominated film for their exclusive distribution."

- Bryan Buckley, Oscar-nominated director

"We're especially proud to be partnering with A Show For A Change."

- Jeffrey Kohn, CEO, TopFan

"It is an honor and a privilege to be a part of the launch of Movikarma."

- Brian Johnson, Emmy-winning producer

"We are honored to be a launch partner with Movikarma."

- Laura Wolf Stein, Challenged Athletes Foundation

"The Movikarma platform is just what the nonprofit sector needs."

- Nekeda Newell Hall, Shoes That Fit

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movikarma
Transform entertainment into action
GENRES
CAUSES
Emigration
Depicts the plight of Iranian people who leave their country due to social and political issues.
Drama · 2018 · 31 min
PLAY
SUPPORT THE FILMMAKER
Director A Hassan Keivan
Causes Immigrant and Refugee Rights
CHARITY PARTNER
International Rescue Committee
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Movikarma Sneak Peek.

This image reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This image is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Media Mentions

VoyageLA

Team Story

A Show For A Change has a powerhouse leadership team with decades of experience across tech, entertainment, and impact.

Our diverse executive team brings a wealth of executive experience from leading Fortune 500 companies, including Sony, Disney, AT&T, Paramount, Warner Bros, MGM, Endeavor, Goldman Sachs, GE, Westfield, SAP, Hallmark, and T-Mobile. Our team also has ample impact experience and includes a former Peace Corps volunteer in West Africa.

Our founder and president, Jared Milrad, is an accomplished entrepreneur with an extensive impact background.

The strength of our team demonstrates the growing potential of our vision. As Movikarma grows, we expect that our team will grow with it, building a powerful impact entertainment platform on a global scale.

We hope you'll learn more about our inspiring team below - and join us on our change-making journey.

Founders and Officers



Jared Milrad

FOUNDER AND PRESIDENT

Jared Milrad is a seasoned entrepreneurial leader adept at launching innovative projects and achieving tangible results. An accomplished filmmaker, advocate, and entrepreneur with more than 10 million views worldwide, Jared worked in the White House during the Obama administration. To help families afford legal services, Jared founded a nationally recognized non-profit organization supported by Peter Buffett of NoVo Foundation (backed by Warren Buffett), U.S. Supreme Court Justice Sandra Day O'Connor (Ret.), and Harvard Law School Dean Martha Minow. He appeared in Hillary Clinton's historic presidential campaign commercials ("Getting Started," "Equal"), and has been profiled by dozens of media outlets around the world, including The New York Times, The Chicago Tribune, BBC News, The Guardian, The Times of London, TIME, MSNBC, CBS, NBC, and ABC News.

Jared holds a law degree from Northeastern University School of Law, a graduate degree from Tufts University, and an undergraduate degree with highest honors from North Carolina State University. He received performance training at the prestigious The Second City Chicago and the Howard Fine Acting Studio in Hollywood. Jared is a proud member of the Screen Actors Guild and AFTRA (SAG-AFTRA) and Summit Series, a curated community of creative entrepreneurs and innovators.

An advocate for social change since the age of 14 who has helped lead service projects on four continents, Jared lives in Long Beach, CA, where he was a first-time candidate for City Council endorsed by actor Kal Penn. Jared and his husband, Nate, are proud parents of their adopted dog, Oliver.

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David Malonson
Director of Finance (consultant)



Dennis Baliton
Director of Technology (consultant)



Arman Musaji
Senior UI/UX Designer (consultant)



Courtney Coffey
Social Media Manager (consultant)



Rebecca Pollock
Director of Content and Partnerships (consultant)



Aline Grunwald
SVP, Legal and Business Affairs (consultant)



Susan Brooker
Director of Content Management and Distribution (consultant)



Molly Kronberg
EVP, Partnerships and Strategy (consultant) | Board Advisor



Nabeela Abidi
Full Stack Developer (consultant)

Notable Advisors & Investors



Matthew Schuster
Advisor, Board Advisor



Tashion Macon
Advisor, Board Advisor

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Kiana Madani
Advisor, Board Advisor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While A Show For A Change has set an overall target minimum of US $300,000 for the round, A Show For A Change must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to A Show For A Change's Form C.
Regulation CF cap:	While A Show For A Change is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised

Technology Management and Maintenance · Marketing · SVOD and AVOD Filmmaker Payouts · Charitable Contribution · Payroll · Insurance and Benefits · Office · Legal Counsel and Fees · Unspecified

If Maximum Amount Is Raised

Technology Management and Maintenance · Marketing · SVOD and AVOD Filmmaker Payouts · Charitable Contribution · Payroll · Insurance and Benefits · Office · Legal Counsel and Fees · Unspecified

Investor Perks

Be a Movikarma Early Bird Investor (must invest at least $1,000 by 11:59pm on September 13th) and receive an automatic one level upgrade to the next Perks Package!

$1,000 - $4,999: Activist Package

- Free 1-month subscription to Movikarma
- Movikarma t-shirt
- Optional social media shout-out

$5,000 - $19,999: Leader Package

- Free 3-month subscription to Movikarma
- Movikarma t-shirt
- Optional social media shout-out
- 2 standard tickets to an upcoming Movikarma event
- A named gift to a charity of your choice on Movikarma

$20,000 - $49,999: Champion Package

- Free 3-month subscription to Movikarma
- Movikarma t-shirt or swag of your choice
- Optional social media shout-out
- A personalized thank you from a Movikarma Hollywood influencer
- A named gift to a charity of your choice on Movikarma
- A phone call with the Founder and executive team in Los Angeles
- 2 VIP tickets to an upcoming Movikarma event
- Membership in the Movikarma Impact Circle, an invitation-only advisory board for global changemakers

$50,000 - $99,999: Changemaker Package

- Free 6-month subscription to Movikarma
- 2 Movikarma t-shirts or swag items of your choice
- Optional social media shout-out
- A personalized thank you from a Movikarma Hollywood influencer
- A named gift to a charity of your choice on Movikarma
- 4 VIP tickets to an upcoming Movikarma event
- Membership in the Movikarma Impact Circle, an invitation-only advisory board for global changemakers
- An in-person meeting with the Founder and Executive Team in Los Angeles

$100,000+: Gamechanger Package

- Free 1 year subscription to Movikarma
- 4 Movikarma t-shirts or swag items of your choice
- Optional social media shout-out
- A personalized thank you from a Movikarma Hollywood influencer
- A named gift to a charity of your choice on Movikarma

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- (2) Tickets to an upcoming Movikarma event
- Membership in the Movikarma Impact Circle, an invitation-only advisory board for global changemakers
- An in-person meeting with the Founder and Executive Team in Los Angeles
- Fit for a foodie plant-based dinner with the Founder and Executive Team in Los Angeles

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

Market Size

Movikarma operates in a multi-billion dollar market.

Revenue from paid video streaming services is expected to increase 25% year-over-year to $17.7 Billion for 2019, and $21.94 Billion in 2020.

In 2018, the domestic box office was $11.9 billion and U.S. charitable giving by individuals totaled $286 million. Globally, the box office in 2018 generated $41.7 billion in revenue and $410 billion+ was donated by individuals to charity in 2017. Clearly, entertainment and charitable giving are lucrative industries, and there is substantial opportunity for a targeted, scalable product in these markets.

The new field of Social Impact Entertainment (SIE) is growing into a sizable market. In 2017, Participant Media, which produces theatrical socially conscious films - generated $11.5 million+ in revenue. Likewise, Omaze - which provides celebrity experiences for charity - raised over $100 million for 400 charities between 2012-18.

Target Market

Our primary target audience of Gen Z and Millennials exceeds 148 million people in the U.S. In 2018, Gen Z Americans watched on average 68 videos per day, and we expect this number to grow. 72 percent of all video is now viewed on a mobile device. Making online donations is the preferred method of charitable giving for Gen Z and Millennials.

Our broader target audience also cares deeply about social causes and wants to put their time - and money - to support them. According to a 2015 study by Cone Communications, 90% of Millennials would switch brands to one associated with a cause, and 71% of Millennials prefer brands that drive social change.

Competitive Landscape

We differentiate ourselves with the below features that Movikarma will offer:

- Narrative content
- Fundraising platform
- Social impact-focused
- Subscriber-driven
- Partnerships (charities, etc.)
- Filmmaker revenue
- In-platform merchandising

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key team members. In particular, the Company is dependent on Jared Milrad. Currently there are no full-time employees in the Company. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's cash position is relatively weak. The Company currently has only $986 in cash balances as of August 12, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

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In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The CEO will be paid a high salary post-raise. The Company's CEO is not currently being paid a salary. However, post-raise, his planned salary will be high relative to the stage of the Company's business, and his personnel costs will represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company has conducted transactions with a related-party. The Company's CEO loaned $10,000 to the Company, without executing a formal agreement. Although he will not be paid back with the proceeds of this Offering, he will be paid $2,000 per month for 5 months when Company generates a gross revenue of $10,000 or greater in any month. No interest will be assessed.

The Company does not have an employment contract in place with any of its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these team members were to leave the Company, the Company might not have any ability to prevent them from joining a direct competitor, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 60% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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NAME	TYPE
Data Room	
> 📁 Pitch Deck and Overview (1 file)	Folder
📄 Public Overview Deck	Document
> 📁 Financials (1 file)	Folder
📄 Financial Summary	Document
> 📁 Investor Agreements (2 files)	Folder
📄 Purchase Agreement	Document
📄 Investor Proxy Agreement	Document
> 📁 Miscellaneous (4 files)	Folder
📄 Articles of Incorporation or Certificate of Incorporation	Document
📄 SI Fee Notice	Document
📄 Bylaws	Document
📄 Escrow Agreement	Document

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in A Show For A Change

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by A Show For A Change. Once A Show For A Change accepts your investment,

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...and all regulatory procedures are completed, your money will be transferred from the escrow account to A Show For A Change in exchange for your securities. At that point, you will be a proud owner in A Show For A Change.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, A Show For A Change has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now A Show For A Change does not plan to list these securities on a national exchange or another secondary market. At some point A Show For A Change may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when A Show For A Change either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is A Show For A Change's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the A Show For A Change's Form C. The Form C includes important details about A Show For A Change's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT E
Video Transcript

Stories are the way in which we learn about the world - and how we change it. If you've ever watched a powerful movie and been inspired, you know this to be true. But all too often, when we watch a film and want to take action, we don't know how to make a difference in the real world.

That's where Movikarma comes in.

My name is Jared Milrad, and I'm the Founder and President of A Show For A Change,

(bottom third:
Jared Milrad
A Show For A Change)

a socially conscious entertainment company.

I've spent most of my life advocating for change,

(INSERT: images of Jared with President Obama and campaigning)

which is why I'm proud to introduce you to Movikarma, our new streaming platform for social impact. By enabling audiences to support the causes and creators connected to the content they watch, Movikarma transforms entertainment into action.

Our vision is simple: instead of walking away from an inspiring film, we put change in your hands - and empower you to take action. Donate to a charity or support a socially conscious filmmaker - it's all part of the Movikarma experience.

Now, we're offering you a unique opportunity to invest in Movikarma - which we believe is the future of entertainment and social impact. So here are a few reasons why you should join us on this changemaking journey.

First, our product. Available now, Movikarma is a powerful mobile and web distribution platform that offers numerous revenue streams: subscriptions starting at just $1.99/month; socially conscious advertising and branded content; in-platform donations; and purchases of sustainable products.

(GRAPHIC: subscriptions, advertising, donations, purchases. Note two subscriptions pathways and free 7 day trial. Note 2% administrative fee on donations. Note that advertising and in-platform purchases are coming soon.)

Movikarma also has award-winning content that will move and inspire you to act - like ASAD, an Oscar-nominated film exclusive to our platform. (Optional: can include mention of LOSS AND FOUND)

(Insert: clips from ASAD, LOSS AND FOUND, and other compelling film)

Our content is curated by cause and genre, making it easy to find what you want - and take action immediately.

Movikarma aims to create meaningful value as a distribution center for filmmakers to earn revenue in three different ways: a net profit split on our subscription platform; earnings based on unique views on our advertising platform; and direct contributions from our audience. As Movikarma grows, our filmmakers will be able to reach a global audience and make an impact through inspiring content.

(GRAPHIC: displaying each type of filmmaker revenue mentioned above)

While most of our platform was developed in-house, we're proud to partner with TopFan, a leading tech company that has built fan engagement platforms for Lionsgate, Fox, Maroon 5, Carrie Underwood, and many others. This partnership makes Movikarma even stronger.

(GRAPHIC: TopFan - logos / images of other platforms mentioned above)

Second, our traction. We've built relationships with Hollywood influencers passionate about numerous social causes,

(GRAPHIC: images of influencers, such as Icon Media / Jay Shetty.
INSERT: images of influencers at Movikarma Preview Event in March 2019)

charities making the world a better place,

(GRAPHIC: logos of charities, such as Challenged Athletes Foundation)

and leading brands with a mission.

(GRAPHIC: brand logos, such as The Skoll Center for Social Impact Entertainment)

Movikarma activates win-win marketing partnerships, empowering our partners to drive their followers to our platform in exchange for access to a targeted audience of micro-donors, fundraising, merchandising, and data-driven analytics.

Because of the strength of our content and partnerships, we expect to generate nearly $1M in revenue in our first year, obtain more than 3 million viewers, 2 million ad-supported users, and over 50,000 subscribers.

(GRAPHIC: metrics above in graphic form)

Lastly, our team. We've built a diverse leadership team with decades of experience across entertainment, tech, and social impact, with top-notch backgrounds at Fortune 500 companies.

(GRAPHIC: headshots of leadership team members, noting experience from Sony, Paramount, Warner Bros, Disney, NBC Universal, MGM, SAP, Endeavor, Hallmark, Westfield, Lucky Strike, and T-Mobile)

We're proud to have such a passionate team, a compelling product, and traction that prepare us to bring the future of entertainment to life. Head over to our SeedInvest page, where investment minimums are accessible and available to all investors.

We hope you'll become part of A Show For A Change today - and join us on our journey to transform entertainment into action on Movikarma.

Thanks for watching!

(GRAPHIC: Movikarma and A Show For A Change Logos)